UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(D) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 27, 2004

BUTLER INTERNATIONAL, INC.
(Exact name of Registrant as specified in Charter)

Maryland	0-14951	06-1154321
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

110 Summit Avenue, Montvale, New Jersey 07645
(Address of Principal Executive Offices/Zip Code)

(201) 573-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

BUTLER INTERNATIONAL, INC.
Form 8-K dated July 27, 2004

TABLE OF CONTENTS

Item 7. Financial Statements and Exhibits

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits.

The exhibit listed below is being furnished pursuant to Item 12.

Exhibit No.	Description
99.1	Press Release concerning earnings for the second quarter ended June 30, 2004.

Item 12. Results of Operations and Financial Condition

On July 27, 2004, Butler International, Inc. reported its second quarter fiscal 2004 financial results. See attached press release on exhibit 99.1. The information in this Report on Form 8-K (including the exhibit) is furnished pursuant to Item 12 and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2004

BUTLER INTERNATIONAL, INC.
(Registrant)

By: /s/ Craig S. Tireman

Craig S. Tireman
Vice President - Finance
and Controller

BUTLER INTERNATIONAL, INC.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release concerning earnings for the second quarter ended June 30, 2004.